Exhibit 99.1

56 Temperance Street Suite501 Toronto, Ontario M5H 3V5 CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon Gold Announces the Strategic Option of the La Bandera Project Located in Durango Mexico

Toronto, December 16, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that the Company has entered into binding Letter of Intent (“LOI”) with Aurion Resources Ltd. wherein both parties agree to negotiate a definitive agreement that will provide Gammon with an option to earn up to a 70% joint venture interest in the 12,985 hectare La Bandera Project located in Durango, Mexico. Under the terms defined in the Letter of Intent, Gammon will have the option to earn its interest through a $250,000 private placement in Aurion and a series of escalating work commitments.

The La Bandera project is a low-sulphidation, epithermal gold-silver system located approximately 120 kilometres north-northwest of Durango City, in Durango State. Exploration targets are primarily high grade gold-silver veins, stockwork and breccias associated with favourable structural sites along the regionally extensive La Bandera fault system. La Bandera is host to a more than 20 kilometre long, 40 to 150 metre-wide, epithermal gold vein system that is believed to cover the uppermost portions of the system. Despite this high-level expression, of 2,245 rock samples collected by Aurion and predecessors, 19% of the samples have more than 0.10 grams per tonne gold and 3% contain more than 1.0 grams per tonne gold.

“We are pleased to enter into this agreement with Aurion as the La Bandera Project is a highly prospective epithermal project where we can leverage our team’s expertise in epithermal veins and potentially our experience in mining underground vein systems in Mexico.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “This option agreement is another step in expanding our land package in Mexico and we look forward to launching a strategic exploration program at La Bandera in the coming months.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico, the Venus project located north of the Ocampo mine, and the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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